Leslie H. Goldberg

1929-2019

Throughout the 47 years of Les Goldberg’s career with Bowl America, as a director beginning in 1972, and as our president since 1976, he held the conviction that “a ‘best company’ is one that inspires its customers, its employees and its stockholders to stick with it.” He worked tirelessly to make Bowl America that company.

Les, like his father Eddie Goldberg, Bowl America’s founder, believed that family and family values are of great importance in conducting our business. He reminded us frequently that bowling is a sport that all ages and genders of family and friends can enjoy together.

He valued his employees and felt it important that the company provide not just a job, but the opportunity for those employees to be owners of their company. Soon after he came to Bowl America the Company established two retirement plans, one of which is a stock ownership plan. Each year the Company contributes a portion of its stock into employees’ accounts, thus making them owners. Both plans were designed with the aim of giving some security for the future to long time employees.

He was proud of the fact that so many who bought Bowl America’s stock in the 1960’s still hold the stock or have passed it on to their children. Under his leadership Bowl America has provided dividends to those shareholders, increasing them for 44 of those years.

Les’s commitment to guiding Bowl America on a path with a long term view, through good times and bad, for the benefit of its customers, employees and stockholders is something for which we can be thankful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business, our sales and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve risks, uncertainties and other factors that are in some cases beyond our control. The forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof. We are under no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

OVERVIEW

The Company is in the entertainment business which, by its nature, has ups and downs based on consumer tastes and preferences. Generally, promotional and open play bowling, which depends on the public’s discretionary budget dollars and their choices, accounts for more than half of our business. While bowling has the advantage of being an entertainment that is close to home and relatively inexpensive, new forms of sports and entertainment are offered to the public continually creating challenges, but our response is helped by having the resources to be able to promote the sport. Weather is also a factor, especially for casual bowlers. While extreme heat or rainy weather prompt people to look for indoor activities, heavy snow storms can keep customers from reaching the centers. Postponed league games are made up later in the season, but lost open play income is never recovered. The Company operates primarily in the Washington, DC area where its business is vulnerable to sequestration or other downsizing of the federal government. The Company operated 18 bowling centers, sixteen of which are owned by the Company, throughout fiscal 2019. In March 2019, the Company elected not to renew the lease on Bowl America Manassas, one of its two leased centers, due to poor performance. The center closed for business on July 28, 2019.

LIQUIDITY AND CAPITAL RESOURCES

The Company views a strong financial position as a major benefit to shareholders and emphasizes payment of dividends as part of its financial plan. A portion of earnings has consistently been invested to create a reserve to protect the Company during downturns in business, to capitalize on opportunities for expansion and modernization, to provide a secure source of income and to provide a predictable return to its owners. For these reasons, the Company prefers a conservative approach to investing rather than taking greater risk for possible rapid growth. The Company balances market volatility by using both fixed income and equity investments in managing its reserve funds. Any equity security is subject to price fluctuation; however, the stocks held by the Company have relatively low volatility. The Company has long been invested in a Government National Mortgage Association (“GNMA”) fund and domestically domiciled stocks, primarily telecommunications stocks, with the perceived potential of appreciation. The Company considers that this diversity also provides a measure of safety of principal.

With the exception of an additional 13,120 shares of Verizon, the shares of common stock in our portfolio have come from spin-offs, mergers and acquisitions of AT&T and United Telecommunications (now Sprint) purchased in 1979 and 1984 and from one insurance company acquired at no cost when that company demutualized. While not all shares in the portfolio are domestic American companies any longer, since the original purchases at an approximate cost of $630,000, we have received approximately $967,000 from mergers and sales, and over $5,250,000 in dividends, the majority of which were tax favored in the form of a partial exclusion from federal taxable income. While the exclusion continues into the current year, the Tax Cuts and Jobs Act (“Tax Act”) reduces the percent excludable. These marketable securities are carried at their fair value on the last day of each reporting period. The fair value of the securities on June 30, 2019 was approximately $5,100,000 and the fair value of securities held at July 1, 2018 was approximately $4,817,000.

The Company’s original investment in the Vanguard GNMA mutual fund began in 1988 with purchases of shares in the fund totaling approximately $1,400,000. The fund is carried at fair value on the last day of the reporting period and at June 30, 2019 the fair value was approximately $1,930,000. In August 2019, approximately $1,000,000 of this fund was redeemed to meet the August 2019 dividend payment.

Short-term investments including, Certificates of Deposits, US Treasury bills, and cash and cash equivalents totaled $703,000 at the end of fiscal 2019 and $1,341,462 at the end of fiscal 2018.

The Company's position in all the above investments is a source of expansion capital. Potential volatility in the trading prices of the marketable securities held by the Company could impact the Company’s opportunities for expansion. The Board of Directors reviews the portfolio regularly and any use of this reserve at its quarterly meetings.

Cash flow provided by operating activities for the year ended June 30, 2019, was $3,462,000. Proceeds from GNMA dividends totaling approximately $57,000 in fiscal year 2019 were used to purchase additional shares in the fund. Cash flow and cash on hand were used to meet the $3.6 million required to pay regular dividends during the fiscal year.

The Company paid cash dividends totaling approximately $3.6 million, or $.695 per share, to shareholders during the 2019 fiscal year. In June 2019, the Company declared a quarterly $.175 per share dividend, paid in August 2019. The economic climate is part of the consideration at the Directors quarterly reviews of future estimates of cash flows. The Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of opportunities at such time.

Building, entertainment and restaurant equipment purchases during fiscal year 2019 used approximately $427,000. The Company has no long-term debt and has made no application for third party funding as cash and cash flows are currently sufficient to finance all contemplated purchases and to meet short-term purchase commitments and operating lease commitments.

RESULTS OF OPERATIONS

    The following table sets forth the items in our consolidated summary of operations for the fiscal fourth quarters ended June 30, 2019 and July 1, 2018, respectively, and the dollar and percentage changes therein.

	Thirteen weeks ended June 30, 2019 and July 1, 2018

	Dollars in thousands
	2019	2018	Change	% Change
Operating Revenues:
Bowling and other	$3,640	$3,830	$(190)	(5.0)%
Food, beverage & merchandise sales	1,567	1,682	(115)	(6.8)
	5,207	5,512	(305)	(5.5)
Operating Expenses:
Compensation & benefits	2,728	2,685	43	1.6
Cost of bowling & other	1,457	1,366	91	6.7
Cost of food, beverage & merchandise sales	479	530	(51)	(9.6)
Depreciation & amortization	264	234	30	12.8
General & administrative	284	173	111	64.2
	5,212	4,988	224	4.5
(Loss) gain on disposal of assets	(1)	(3)	2	66.7
Operating income	(6)	521	(527)	(101.1)
Interest, dividend and other income	107	95	12	12.6
Change in value of marketable investment securities	157	-	157	100.0
Earnings before taxes	258	616	(358)	(58.1)
Income taxes	12	65	(53)	(81.5)
Net Earnings	$246	$551	$(305)	(55.4)

The following table sets forth the items in our consolidated summary of operations for the 52 week fiscal years ended June 30, 2019 and July 1, 2018, respectively, and the dollar and percentage changes therein.

	Fifty-two weeks ended June 30, 2019 and July 1, 2018

	Dollars in thousands
	2019	2018	Change	% Change
Operating Revenues:
Bowling and other	$17,141	$17,486	$(345)	(2.0)%
Food, beverage & merchandise sales	7,278	7,285	(7)	(.1)
	24,419	24,771	(352)	(1.4)
Operating Expenses:
Compensation & benefits	11,074	10,891	183	1.7
Cost of bowling & other	6,084	5,890	194	3.3
Cost of food, beverage & merchandise sales	2,114	2,189	(75)	(3.4)
Depreciation & amortization	983	946	37	3.9
General & administrative	948	836	112	13.4
	21,203	20,752	451	2.2
(Loss) gain on disposal of assets	(1)	(3)	2	66.7
Operating income	3,215	4,016	(801)	(20.0)
Interest, dividend and other income	404	387	17	4.4
Change in value of marketable investment securities	331	-	331	100.0
Earnings before taxes	3,950	4,403	(453)	(10.3)
Income taxes	901	617	284	46.0
Net Earnings	$3,049	$3,786	$(737)	(19.5)

Net Earnings were $245,106 or $.05 per share for the thirteen week period and $3,049,172 or $.59 per share for the fifty-two week period ended June 30, 2019. For the thirteen week and fifty-two week periods ended July 1, 2018 net earnings were $551,260 or $.10 per share and $3,785,985 or $.73 per share, respectively. Eighteen centers were in operation throughout both years.

Operating Revenues

Total operating revenue decreased 1.4%, or $352,000, to $24.4 million in fiscal 2019 compared to an increase of 3.5%, or $838,000, to $24.8 million in fiscal 2018. Bowling and other revenue decreased $345,000 in fiscal 2019 versus an increase of $598,000 in fiscal 2018. Food, beverage and merchandise sales decreased  $7,000 and increased $240,000 in fiscal 2019 and fiscal 2018, respectively.

Operating Expenses

As discussed in more detail below, total operating expenses increased 2.2%, or $451,000, in fiscal year 2019 versus an increase of 0.4%, or $81,000 in fiscal 2018. Costs for employee compensation and benefits were up 1.7% or $183,000 in fiscal 2019 in part due to increased overtime during this tight labor market and in fiscal 2018 costs increased 0.7% or $73,000. Group health insurance costs increased primarily due to higher premiums. This category includes contributions to our two benefit plans, both of which are defined contribution plans. The contributions can only be made from profits and there is no additional obligation beyond the current year contribution.

Cost of bowling and other services increased $194,000 or 3.3% in the year ended June 30, 2019 and increased $9,000 or 0.2% in the prior fiscal year. Maintenance expense increased $86,000 or 9.7% in fiscal 2019 primarily due to a major plumbing repair at one location, changeover to LED lights in parking lots and roof repairs, and increased $17,000 or 1.9% in fiscal 2018. Utility costs declined 2.4% in the current year and were up 2.6% in the prior year. Supplies expense increased 1.0% in fiscal 2019 versus a decrease of 9.7% in fiscal 2018. The prior year decrease is primarily attributable to the decrease in amusement game supplies as the Company outsourced its amusement game business. Advertising costs were up $51,000 or 16.3% primarily due to increased social network use. Advertising costs declined 2.6% in the prior fiscal year.

    Cost of food, beverage and merchandise sales decreased $75,000 or 3.4% in fiscal 2019 primarily due to continuing efforts in inventory control.

    Depreciation expenses increased approximately $37,000 or 3.9% in fiscal 2019 versus a decrease of approximately $28,000 or 2.9% in the prior year.

    Operating income decreased 20.0% or $801,000 to $3.2 million in fiscal year 2019 from $4.0 million in fiscal 2018.

Interest, Dividend and Other Income

Interest, dividend and other income increased $17,000 or 4.4% in fiscal 2019 and decreased $25,000 or 6.1% in the prior year.

Change in value of investments

    Financial Standards Account Board guidance required the recognition of changes in the fair value of equity securities in current income beginning with the Company’s fiscal year 2019. The change in fair value of the GNMA fund and equity securities for fiscal year 2019 was a gain of $331,149.

Income taxes

    The Tax Act of December 2017 reduced the federal corporate tax rate from 34% to 21%. Taxes for the fiscal 2019 periods reflect the reduced federal rate resulting in an effective tax rate for fiscal 2019 of approximately 22.7%. In fiscal 2018 the provisions call for a blended tax rate for fiscal year companies resulting in an effective rate of approximately 28.8%. In addition, the Tax Act required an adjustment to the Company’s deferred tax account in fiscal 2018 resulting in discrete tax benefits of $ 657,807 related to the Tax Act.  The resulting adjustment increased fiscal 2018 year-to-date earnings per share by 13.0 cents and resulted in an effective overall tax rate for fiscal 2018 of 14.0%.

Net Earnings

Net earnings from continuing operations in fiscal 2019 were $3.0 million, or $.59 per share, compared to $3.8 million, or $.73 per share in fiscal 2018.

CRITICAL ACCOUNTING POLICIES

We have identified accounting for marketable investment securities as a critical accounting policy due to the significance of the amounts included in our balance sheet under the captions of Short term investments and Marketable investment securities. The Company exercises judgment in determining their fair value. The Company records these investments at their fair value with the unrealized gain or loss recorded in income or loss in the current period.

We have identified accounting for the impairment of long-lived assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment. The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated future cash flows are less than the carrying amount. There were no impairment losses recorded in fiscal 2019 or 2018.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

	For the Years Ended
	June 30,	July 1,	July 2,	July 3,	June 28,
	2019	2018	2017	2016	2015
Operating revenues	$24,418,626	$24,770,884	$23,932,504	$24,097,862	$23,124,541
Operating expenses	21,202,166	20,751,639	20,670,929	21,226,560	21,214,632
(Loss) gain on disposal of land, building and Equipment	(1,359)	(3,306)	77,972	(10,035)	(3,854)
Interest, dividend and other income	403,534	387,531	412,299	449,998	494,645
Change in value of investments	331,149	-	-	-	-
Interest expense	-	-	6,296	-	-
Earnings from continuing operations before provision for income taxes	3,949,784	4,403,470	3,745,550	3,311,265	2,400,700
Provision for income taxes	900,612	617,485	1,294,440	1,160,240	760,471
Net Earnings	$3,049,172	$3,785,985	$2,451,110	$2,151,025	$1,640,229

Weighted average shares outstanding- Basic & Diluted	5,160,971	5,160,971	5,160,971	5,160,971	5,160,971

Earnings per share-Basic & diluted	$.59	$.73	$.48	$.42	$.32
Net earnings per share-Basic & diluted	$.59	$.73	$.48	$.42	$.32

Net cash provided by operating activities	$3,461,987	$3,999,109	$3,128,551	$3,441,813	$3,052,817

Cash dividends paid	$3,586,876	$3,509,460	$3,509,460	$3,509,460	$3,509,460
Cash dividends paid Per share - Class A	$0.695	$0.68	$0.68	$0.68	$0.68
- Class B	$0.695	$0.68	$0.68	$0.68	$0.68

Total assets	$28,388,951	$28,909,126	$29,618,151	$31,851,135	$32,062,409

Stockholders' equity	$23,920,166	$24,483,675	$24,586,393	$26,149,342	$26,974,079

Net book value per share	$4.63	$4.76	$4.76	$5.07	$5.23

Net earnings as a % of beginning stockholders' equity	12.5%	15.4%	9.4%	8.0%	5.7%

Lanes in operation	726	726	726	726	726
Centers in operation	18	18	18	18	18

Market Information

         The principal market on which the Company's Class A Common Stock is traded is the NYSE American. The Company's Class B Common Stock is not listed on any exchange and is not publicly traded. Each share of Class B Common Stock can be converted to one share of Class A Common Stock at any time.

Holders

       As of June 30, 2019, the approximate number of holders of record of the Company's Class A Common Stock was 253 and of the Company's Class B Common Stock was 18.

Cash Dividends

The table below presents the quarterly cash dividends per share of Class A Common Stock and Class B Common Stock paid, and the quarter in which the payment was made during fiscal 2019 and 2018.

Class A and Class B Common Stock
Quarter	2019	2018

First	17 cents	17 cents
Second	17.5 cents	17 cents
Third	17.5 cents	17 cents
Fourth	17.5 cents	17 cents

The Board of Directors decides the amount and timing of any dividend at its quarterly meetings based on its appraisal of the state of the business, the economic climate and estimate of future opportunities at such time.

1395 Piccard Drive, Suite 240 Rockville, Maryland 20850 Phone 301.337.3305

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bowl America Incorporated

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries (the Company) as of June 30, 2019 and July 1, 2018, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders’ Equity and Cash Flows for the years ended June 30, 2019 and July 1, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and July 1, 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ MN Blum LLC

MN Blum, LLC

Rockville, Maryland

September 26, 2019

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	June 30,	July 1,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$269,844	$1,008,433
Short-term investments (Note 3)	433,249	333,029
Marketable investment securities (Note 3)	7,029,916	6,641,650
Inventories	518,121	490,456
Prepaid expenses and other	740,476	760,561
Income taxes refundable	441,402	192,298
TOTAL CURRENT ASSETS	9,433,008	9,426,427
LAND, BUILDINGS & EQUIPMENT, net (Note 4)	18,141,526	18,698,651
OTHER ASSETS:
Cash surrender value-life insurance	747,102	717,733
Other	67,315	66,315
TOTAL OTHER ASSETS	814,417	784,048
TOTAL ASSETS	$28,388,951	$28,909,126

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$820,491	$806,487
Accrued expenses	1,032,823	1,107,226
Dividends payable	903,170	877,365
Other current liabilities	308,794	305,236
TOTAL CURRENT LIABILITIES	3,065,278	3,096,314
LONG-TERM DEFERRED COMPENSATION	-	17,440
DEFERRED INCOME TAXES (Note 7)	1,403,507	1,311,697
TOTAL LIABILITIES	4,468,785	4,425,451

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (Note 8)
Preferred stock, par value $10 a share: Authorized and unissued, 2,000,000 shares	-	-
Common stock, par value $.10 a share: Authorized, 10,000,000 shares
Class A issued and outstanding 3,746,454	374,645	374,645
Class B issued and outstanding 1,414,517	141,452	141,452
Additional paid-in capital	7,854,108	7,854,108
Accumulated other comprehensive earnings-
Unrealized gain on available-for-sale securities, net of tax	-	2,102,745
Retained earnings	15,549,961	14,010,725
TOTAL STOCKHOLDERS'EQUITY	23,920,166	24,483,675

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	$28,388,951	$28,909,126

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

 BOWL AMERICA INCORPORATED AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

	For the Years Ended
	June 30,	July 1,
	2019	2018
Operating Revenues:
Bowling and other	$17,140,472	$17,486,194
Food, beverage and merchandise sales	7,278,154	7,284,690
Total Operating Revenue	24,418,626	24,770,884

Operating Expenses:
Employee compensation and benefits	11,073,710	10,890,744
Cost of bowling and other services	6,084,067	5,890,052
Cost of food, beverage and merchandise sales	2,113,517	2,188,749
Depreciation and amortization	982,760	946,106
General and administrative	948,112	835,988
Total Operating Expense	21,202,166	20,751,639
(Loss) gain on disposal of land, buildings and equipment	(1,359)	(3,306)
Operating Income	3,215,101	4,015,939
Interest, dividend and other income	403,534	387,531
Change in value of investments	331,149	-
Earnings before provision for income taxes	3,949,784	4,403,470
Provision for income taxes (Note 7)
Current	808,802	1,197,410
Deferred	91,810	(579,925)
Total Provision for Income Taxes	900,612	617,485

Net Earnings	$3,049,172	$3,785,985

Earnings per share-basic & diluted	$.59	$.73

Weighted average shares outstanding	5,160,971	5,160,971

Dividends paid	$3,586,876	$3,509,460

Per share, dividends paid, Class A	$0.695	$0.68

Per share, dividends paid, Class B	$0.695	$0.68

Net Earnings	$3,049,172	$3,785,985
Other comprehensive earnings- net of tax
Unrealized (loss) gain on available-for–sale securities net of tax (benefit) of ($135,137)	-	(375,723)
Reclassification adjustment for (gain) loss included in Net Income, net of tax (benefit) of $2,167		(3,520)
Comprehensive earnings	$3,049,172	$3,406,742

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK					Accumulated
	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Other Comprehensive Earnings	Retained Earnings
Balance, July 2, 2017	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$2,481,988	$13,734,200
Cash dividends paid	-	-	-	-	-	-	(2,632,095)
Accrued dividends declared
June 26, 2018 payable August 21, 2018	-	-	-	-	-	-	(877,365)
Change in unrealized gain on available-for- sale securities (shown net of tax)	-	-	-	-	-	(375,723)	-
Reclassification adjustment for loss included in net income, net of tax						(3,520)
Net earnings for the year	-	-	-	-	-	-	3,785,985
Balance, July 1, 2018	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$2,102,745	$14,010,725
Cash dividends paid	-	-	-	-	-	-	(2,709,511)
Accrued dividends declared
June 18, 2019, payable August 21, 2019	-	-	-	-	-	-	(903,170)
Reclassification of unrealized gain on available-for-sale securities from other comprehensive income to retained earnings	-	-	-	-	-	(2,102,745)	2,102,745
Net earnings for the year	-	-	-	-	-	-	3,049,172
Balance, June 30, 2019	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$-	$15,549,961

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,	July 1,
	2019	2018
Cash Flows From Operating Activities
Net earnings	$3,049,172	$3,785,985
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	982,760	946,106
Increase in deferred income tax	91,810	68,814
Unrealized gain on marketable investment securities	(331,149)	-
Reduction in deferred income tax from Tax Act	-	(651,807)
Loss (gain) on disposition of assets-net	1,359	3,306
(Gain) loss on sale of available-for-sale securities	-	(8,531)
Changes in assets and liabilities
(Increase) decrease in inventories	(27,665)	44,285
Decrease (increase) in prepaid and other	19,085	(106,406)
Increase in income taxes refundable	(249,104)	(192,298)
Increase in accounts payable	14,004	132,701
(Decrease) increase in accrued expenses	(74,403)	37,558
Decrease in income taxes payable	-	(22,543)
Increase (decrease) in other current liabilities	3,558	(37,088)
Decrease in long-term deferred compensation	(17,440)	(973)

Net cash provided by operating activities	3,461,987	3,999,109

Cash Flows From Investing Activities
Expenditures for land, building and equipment	(426,994)	(787,285)
Net (purchases) sales and maturities of short-term investments	(100,220)	(199,106)
Purchases of marketable securities	(57,117)	(55,621)
Proceeds from sale of marketable securities	-	1,000,000
Increase in cash surrender value	(29,369)	(43,875)

Net cash used in investing activities	(613,700)	(85,887)

Cash Flows From Financing Activities
Payment of cash dividends	(3,586,876)	(3,509,460)

Net cash used in financing activities	(3,586,876)	(3,509,460)

Net Change in Cash and Equivalents	(738,589)	403,762

Cash and Equivalents, Beginning of period	1,008,433	604,671

Cash and Equivalents, End of period	$269,844	$1,008,433

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:
Income taxes	$1,050,000	$1,411,000

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

    Bowl America Incorporated is currently engaged in the operation of 17 bowling centers, with food and beverage service in each center. Nine centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 17 centers contain a total of 682 lanes. The Company operates in one segment.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year

    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2019 ended June 30, 2019, and fiscal year 2018 ended July 1, 2018. Fiscal years 2019 and 2018 each consisted of 52 weeks.

Subsequent Events

    The Company has evaluated subsequent events through the date of filing these financial statements with the Securities and Exchange Commission on September 26, 2019. In August 2019 the Company redeemed $1,000,000 of its federal agency mortgage backed securities (Vanguard GNMA fund) to meet the August 2019 dividend payment.

Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.

Revenue recognition policy

    The Company’s performance obligations are generally limited to providing bowling services and food and beverage products at its centers. The obligations are generally incurred and satisfied in the same business day with payment received at the time the obligation is satisfied. Revenue is recognized at the time the performance obligation is satisfied, which generally occurs when the customer pays for games already bowled or receives their food or beverage order.

    Merchandise sales are recorded as revenue when the merchandise is provided to the customer which generally is also the time payment is received. Merchandise can be returned 30 days from purchase for a full refund. Historically, merchandise returns have been minimal.

    The Company does occasionally incur contractual obligations for group events that may either be prepaid or billed following the event as well as obligations for gift cards. Any prepayments for bowling events and for the sale of gift cards are recorded as deferred revenue. Revenue from gift cards are recognized as the gift card holder purchases services and expends the prepayment amount on the card. The gift cards have no expiration date. Any events that are billed subsequent to occurrence are recognized as revenue when the event has completed. The Company has $78,222 of billed and uncollected receivables related to events that have occurred which are included in Prepaid expenses and other on the accompanying consolidated balance sheet. Prepaid gift cards and prepaid events totaled $185,392 and are included in accrued expenses on the accompanying consolidated balance sheet.

Depreciation and Amortization

    Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method. Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

	(in years)
Bowling lanes and equipment	3	-	10
Building and building improvements	10	-	39
Leasehold improvements	5	-	15
Amusement games	3	-	5

Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

    The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends

    It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense

    It is the Company's policy to expense advertising expenditures as they are incurred. The Company's advertising expenses for the years ending June 30, 2019, and July 1, 2018, were $361,744 and $311,090, respectively.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes

    Deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities

    All of the Company's readily marketable debt and equity securities are classified as trading securities.. These securities are recorded at fair value with any unrealized gains and losses reported as income in the current period.

Earnings Per Share

    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,160,971, for both fiscal years 2019 and 2018.

Comprehensive Earnings

    A consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for the year ended July 1, 2018.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers money market funds and certificates of deposits, with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts which may exceed federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities

    Other current liabilities include prize fund monies held by the Company for bowling leagues. The funds are returned to the leagues at the end of the league bowling season. At June 30, 2019 and July 1, 2018 other current liabilities included $300,920 and $296,774, respectively, in prize fund monies.

Reclassifications

    Certain previous year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards

    In January 2016, the Financial Accounting Standards Board (FASB) issued guidance on equity securities that requires entities to recognize changes in unrealized gains and losses on equity securities in income in the current period unless the entity is recording the related investment under the equity method or consolidating the related entity. The Company adopted this standard effective July 2, 2018. The result was the reclassification of $2,102,745 (after adoption of ASU 2018-02) from accumulated other comprehensive income to retained earnings. The Company also reclassified all of its marketable equity securities as current assets on consolidated balance sheet.

 The following table summarizes the impact of the adoption on accumulated other comprehensive earnings and retained earnings:

Amount
Accumulated other comprehensive earnings, 7/2/2018	$2,102,745
Reclassification to retained earnings of cumulative effect adjustment to initially apply new accounting guidance for equity investments which were previously classified as available-for-sale, net of tax $1,394,695	(2,102,745)
Accumulated other comprehensive earnings as adjusted, 7/2/2018	-

Retained earnings, 7/2/2018	14,010,725
Reclassification from accumulated other comprehensive income of cumulative effect adjustment to initially apply new accounting guidance for equity investments which were previously classified as available-for-sale, net of tax, $1,394,695	2,102,745
Retained earnings as adjusted, 7/2/2018	$16,113,470

    In February 2016, the FASB issued guidance on leases which requires entities to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all leases, including operating leases, with terms of more than 12 months. The new guidance also requires additional disclosures on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This amendment is effective for the Company’s fiscal year ending June 2020 with early adoption permitted. The Company has estimated that the adoption of this guidance will result in a right to use asset of $1,978,000 and a corresponding lease liability for the same amount being recorded on July 1, 2019. The adoption is expected to be done on a modified retrospective basis with no adjustments made to periods prior to July 1, 2019.

    In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which creates a single, comprehensive revenue recognition model for all contracts with customers. Under this ASU and subsequently issued amendments, an entity should recognize revenue to reflect the transfer of promised goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods and services. ASU 2014-9 may be adopted either retrospectively or on a modified retrospective basis. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. The FASB permits early adoption of the standard, but not before the original effective date of December 15, 2016. The Company adopted the standard for its 2019 fiscal year. The impact of adopting the standard was not material.

    In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. As part of the FASB's disclosure framework project, it has eliminated, amended and added disclosure requirements for fair value measurements. Entities will no longer be required to disclose the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy, the policy of timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of any interim or annual reporting period.  The Company does not believe it will materially impact the disclosures.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2019	July 1, 2018

Demand deposits and cash on hand	$187,673	$543,932
Money market funds	82,171	464,501
Cash and Cash Equivalents	$269,844	$1,008,433

The account balances at times exceed federally insured limits. The Company does not believe this poses any significant risk.

3. INVESTMENTS

The Company’s investments are categorized as available-for sale. The cost for marketable securities was determined using the specific identification method. The fair values of marketable investment securities are based on the quoted market price for those securities. At June 30, 2019, short-term investments consisted of a certificate of deposit and U. S. Treasury bills with maturities of generally three months to one year. The fair value of the short-term investments was $433,249. Equity securities consist primarily of telecommunications stocks. Mutual funds consist of federal agency mortgage backed securities (Ginnie Mae). At July 1, 2018, short-term investments consisted of a mutual fund that invests in mortgage backed securities and certificates of deposits with maturities of generally three months to one year, and the fair value of short-term investments was $2,157,875. Non-current investments at July 1, 2018 are marketable securities which primarily consist of telecommunications stocks. At June 30, 2019, unrealized gains and losses are reported as income in the current period. At July 1, 2018, unrealized gains and losses were reported as a component of accumulated other comprehensive earnings in Stockholders’ Equity.

As of June 30, 2019, $8,162 in gross unrealized gains were from its investments in federal agency mortgage backed securities which had a fair value of $1,929,575. As of July 1, 2018, the Company had $39,450 of gross unrealized losses from its investments in federal agency mortgage backed securities owned through a mutual fund which had a fair value of $1,824,846. In August 2019 the Company redeemed $1,000,000 of this fund to meet the August 2019 dividend payment.

The Company’s investments were as follows:

	Original Cost	Unrealized Gain	Unrealized Loss	Fair Value
June 30, 2019
Equity securities	$1,279,914	$3,837,143	$(16,716)	$5,100,341

Mutual fund	1,921,413	8,162	-	1,929,575

Certificates of deposits & Treasury bills	433,249	-	-	433,249

July 1, 2018
Equity securities	$1,279,914	$3,545,288	$(8,398)	$4,816,804

Mutual fund	1,864,296	-	(39,450)	1,824,846

Certificates of deposits	333,029	-	-	333,029

During fiscal 2019 and 2018, the Company had certain equity securities with cumulative unrealized losses of $16,716 and $8,398 respectively.

	Less than 12 months		12 Months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2019	Value	loss	Value	loss	Value	loss
Equity securities	$51,720	$(6,523)	$525	$(10,193)	$52,245	$(16,716)

	Less than 12 months		12 Months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
July 1, 2018	Value	loss	Value	loss	Value	loss
Equity securities	$711	$(479)	$1,608	$(7,919)	$2,319	$(8,398)

The equity securities portfolio includes the following stocks:

AT&T shares	82,112
Manulife shares	2,520
NCR shares	774
Teradata shares	774
Vodafone shares	6,471
CenturyLink shares	4,398
Frontier Communications shares	300
Sprint shares	40,000
Verizon shares	31,904
Windstream shares	135
Uniti shares	815

In February 2019 Windstream voluntarily filed for Chapter 11 bankruptcy to restructure. The company is continuing to operate during this process.

On May 25, 2018, Windstream completed a 1-for-5 reverse split reducing Bowl America’s holdings to 135 shares. On July 10, 2017 Frontier Communications completed a 1-for-15 reverse stock split reducing Bowl America’s holdings to 300 shares.

As stated in Note 1, the Company records its readily marketable debt and equity securities at fair value. These assets are valued in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value of these assets as of June 30, 2019 is as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	June 30, 2019	June 30, 2019

Equity securities	$5,100,341	$-	$-	$283,537	$3,820,427

Mutual fund	1,929,575	-	-	47,612	8,162

Certificates of deposits	-	433,249	-	-	-
TOTAL	$7,029,916	$433,249	-	$331,149	$3,828,589

The fair value of these assets as of July 1, 2018 was as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	July 1, 2018	July 1, 2018

Equity securities	$4,816,804	$-	$-	$(455,514)	$3,536,890

Mutual fund	1,824,846	-	-	(62,572)	(39,450)

Certificates of deposits	-	333,029	-	-	-
TOTAL	$6,641,650	$333,029	-	$(518,086)	$3,497,440

The fair value of certificates of deposits is estimated using net present value techniques and comparing the values to certificates with similar terms.

4. LAND, BUILDINGS, AND EQUIPMENT

Land, buildings, and equipment, at cost, consisted of the following:

	June 30,	July 1,
	2019	2018
Buildings	$18,666,152	$18,666,152
Leasehold and building improvements	8,241,896	8,223,932
Bowling lanes and equipment	22,369,204	22,490,960
Land	10,510,308	10,510,308
Amusement games	16,078	17,519
Bowling lanes and equipment not yet in use	44,296	53,803
Total Land, Buildings, and Equipment	59,847,934	59,962,674
Less accumulated depreciation and amortization	41,706,408	41,264,023
Land, Buildings, and Equipment, net	$18,141,526	$18,698,651

Depreciation and amortization expense for buildings and equipment for fiscal years 2019 and 2018 was $982,760, and $946,106, respectively. The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project. Bowling lanes and equipment not yet in use are not depreciated.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company and its subsidiaries are obligated under long-term real estate lease agreements for two bowling centers. Certain of the Company's real estate leases provide for additional annual rents based on gross revenues and increases in real estate taxes and common facilities costs.

At June 30, 2019, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

Year Ending
2020	$258,416
2021	236,999
2022	236.999
2023	236,999
2024	236,999
Thereafter	1,319,708
Total minimum lease payments	$2,526,120

Net rent expense was as follows:

	For the Years Ended
	June 30,	July 1,
	2019	2018

Minimum rent under operating leases	$318,000	$318,000
Excess percentage rents	-	-
Net rent expense	$318,000	$318,000

Purchase Commitments

The Company's purchase commitments at June 30, 2019 are for materials, supplies, services and equipment as part of the normal course of business.

6. PROFIT-SHARING AND ESOP PLAN

The Company has two defined contribution plans. The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 30, 2019 and July 1, 2018, contributions in the amounts of $96,000 and $113,000, respectively, were charged to operating expense.

Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The ESOP plan provides for Company contributions as determined by the Board of Directors. The Company contributed $96,000 for fiscal year 2019 and $113,000 for fiscal year 2018. The Company has no defined benefit plan or other post retirement plan.

7. INCOME TAXES

The Company is required to analyze all material positions it has taken or plans to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities. If the position taken is “more-likely-than-not” to be sustained by the taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer’s financial statements.

The Company had no material unrecognized tax positions at June 30, 2019 nor does it expect any significant change in that status during the next twelve months. No accrued interest or penalties on uncertain tax positions have been included on the consolidated statements of earnings and comprehensive earnings or the consolidated balance sheet. Should the Company adopt tax positions for which it would be appropriate to accrue interest and penalties, such costs would be reflected in the tax expense for the period in which such costs accrued. The Company is subject to U.S. Federal income tax and to several state jurisdictions. Returns filed for tax periods ending after June 28, 2015 are still open to examination by those relevant taxing authorities.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”).  The Tax Act includes broad and complex changes to the U.S. tax code, including a reduction in the U.S. federal corporate tax rate from 35 percent to 21 percent effective January 1, 2018.  The statutory tax rate of 21 percent applies to fiscal 2019 and beyond. For fiscal 2018, the Company recorded its income tax provision based on a blended U.S. statutory tax rate of 27.5 percent, which is based on a proration of the applicable tax rates before and after the effective date of the Tax Act.

During the second quarter of fiscal 2018, the Company recorded a provisional discrete tax benefit of $604,190 related to the Tax Act.  The Company adjusted its U.S. deferred tax liabilities by $604,190 due to the reduction in the U.S. federal corporate tax rate.  At July 1, 2018, the Company has finalized the reduction in deferred tax liabilities as $651,807 which increased the year to date earnings per share by approximately $.13 cents. This net reduction in deferred tax liabilities also included the estimated impact on the Company’s net state deferred tax liabilities.

The significant components of the Company's deferred tax assets and liabilities were as follows:

	June 30,	July 1,
	2019	2018
Deferred tax assets:
Other	$7,307	$20,723
Total deferred tax assets	7,307	20,723
Deferred tax liabilities:
Land, buildings, and equipment	447,848	418,254
Unrealized gain on available-for-sale securities	964,828	905,056
Prepaid expenses and other	(1,862)	9,110
Total deferred tax liabilities	1,410,814	1,332,420
Net deferred income taxes	$1,403,507	$1,311,697

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

	For the Years Ended
	2019	2018
Taxes computed at statutory rate	21.0%	27.5%
State income taxes, net of Federal income tax benefit	3.8	3.6
Dividends received exclusion	(0.9)	(1.0)
Tax rate adjustment for change in tax law	-	(14.8)
All other net	(1.2)	(1.3)
Net effective rate	22.7%	14.0%

8. STOCKHOLDERS' EQUITY

The Class A shares have one vote per share. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

At June 30, 2019, and July 1, 2018, the Company had $34,799 in employee loans related to the issuance of shares, respectively. These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 2% to 2.5% and are payable over a term of three years from the date of the agreements which range from 2017 to 2018. These employee loans have been recorded as a reduction of additional paid-in capital.

9. DEFERRED COMPENSATION

At June 30, 2019 all deferred compensation had been paid and there is no deferred compensation payable. At July 1, 2018, deferred compensation payable was $19,431. The current portion at July 1, 2018, was $1,991 and is included in accrued expenses.